McMoRan Exploration Co.
1615 Poydras Street New Orleans, LA 70112
November 22, 2010
Second Letter
Via EDGAR
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Tracey L. McNeil

Re:	McMoRan Exploration Co. Revised Schedule 14A Preliminary Proxy Statement Filed November 8, 2010 File No. 001-07791
Dear Ms. McNeil:
     On behalf of McMoRan Exploration Co. (“McMoRan,” the “Company” or “we”), we are submitting this letter in response to the comments received from the Securities and Exchange Commission’s staff (the “Staff”) by phone on November 22, 2010, in connection with the Company’s revised preliminary proxy statement filed with the Securities and Exchange Commission (the “Commission”) on November 8, 2010 and our response letter dated November 22, 2010. We reproduced below our understanding of the Staff’s comment in italics, which is followed by our response. We will include the revised disclosures in our Schedule 14A Definitive Proxy Statement, which we intend to file with the Commission on or about November 23, 2010. Capitalized terms in the responses have the meanings set forth in our proxy statement unless otherwise indicated.
The Transactions, page 10
     Comment: Please revise the second paragraph of your disclosure under “The Transactions” on page 10 to include additional information about the terms of other possible financings that were not acceptable.
     Response: In response to the Staff’s comment, we propose to revise this disclosure to read as set forth in the attachment to this letter, which we sent to the Staff

Securities and Exchange Commission
November 22, 2010 (Second Letter)

via fax transmission earlier today. Revisions from our first November 22, 2010 letter are marked to show changes.

     The Company represents to the Securities and Exchange Commission and its Staff that the Company is responsible for the adequacy and accuracy of the disclosures in its filings. The Company further acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing. In addition, the Company will not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
     If you have any questions or comments, please contact me at your earliest convenience at (602) 366-8093.

Sincerely,
/s/ Douglas N. Currault II
Douglas N. Currault II
Assistant General Counsel & Assistant Secretary

Attachment

cc:	James R. Moffett Richard C. Adkerson John G. Amato Nancy D. Parmelee Kathleen L. Quirk

ATTACHMENT
McMoRan Exploration Co.—
Schedule 14A Preliminary Proxy Statement
File No. 001-07791
The Transactions, page 10 — New Second Paragraph
The financing transactions with FCX and the Institutional Investors were entered to fund our exploration and development program, including funding of the development of the PXP properties being acquired. During the first half of 2010, we began to evaluate, consider and pursue potential financing alternatives, including contacting potential third party investors. After discussions with investment banking firms, McMoRan’s management concluded that traditional equity and equity-linked financing in the public markets was not available on acceptable pricing terms because of the size of McMoRan’s financing requirements and McMoRan’s existing market capitalization. In order to expand our evaluation of all potential financing alternatives, McMoRan’s board determined that a potential investment by FCX should also be considered along with continuing to pursue other financing alternatives that may be available to McMoRan. Because six members of the McMoRan board also serve on FCX’s board of directors, our board authorized a special committee of independent directors, A. Peyton Bush, III and William P. Carmichael, to consider and evaluate a potential financing transaction with FCX. As part of its process, representatives of McMoRan’s special committee also contacted four potential third party investors, but the potential investors were either not interested in engaging in a financing transaction with McMoRan at that time or not interested in engaging in a financing transaction with McMoRan on terms and structure, such as the dividend rate, conversion terms and ranking of convertible preferred stock, that the McMoRan special committee considered acceptable. During this period, McMoRan’s management also continued to pursue financing from third parties, including the Institutional Investors. McMoRan’s management informed the special committee of these discussions and the proposed financial terms of potential financing alternatives, including the transaction with Institutional Investors and other transactions that did not materialize. In negotiating the terms of the potential financing transaction with FCX, McMoRan’s special committee considered the proposed financing terms of the transaction with the Institutional Investors negotiated by management, recognizing that the Institutional Investors were unaffiliated with McMoRan. The terms of the FCX transaction were approved by a special committee of independent directors of the McMoRan board, following negotiations with a special committee of independent directors of the FCX board. For more information regarding the McMoRan special committee’s evaluation, negotiation and approval of the terms of the transaction with FCX, please see “The Transactions — Transaction with FCX — Special Committee of Independent Directors” and “Proposal No. 2 — Background of the Transaction with FCX.”